

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49672

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NFP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1250 Capital of Texas Hwy. South, Bldg 2, Suite 125
(No. and Street)

Austin (City) TX (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kurt E. Morales, CPA (512) 697-6940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Ave., Suite 1800 (Address) Dallas (City) TX (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kurt E Morales, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NFP Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP - Controller

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Suite 1800
2001 Ross Ave.
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Directors and Shareholder of
NFP Securities, Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in shareholder's equity and cash flows present fairly, in all material respects, the financial position of NFP Securities, Inc. (the "Company") at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2005

NFP Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 62,885,705
Cash segregated in compliance with Federal and other regulations	105,000
Receivable from brokers, dealers and clearing organizations	3,449,218
Receivable from affiliates	3,790,630
Other assets	868,496
Total assets	$ 71,099,049
Liabilities and Shareholder's Equity	
Payable to brokers, dealers and clearing organizations	$ 4,134,054
Accounts payable and other accrued liabilities	2,251,495
Payable to affiliates	36,384,613
Total liabilities	42,770,162
Commitments and contingencies (Note 10)	
Common stock, par value $1.00 per share, 500 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	5,104,312
Retained earnings	23,224,475
Total shareholder's equity	28,328,887
Total liabilities and shareholder's equity	$ 71,099,049

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

NFP Securities, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the National Association of Securities Dealers (NASD) and is a registered investment advisor. The Company is an introducing broker that provides securities brokerage services to affiliated and non-affiliated entities and registered representatives.

The Company, a Texas Corporation, is a wholly owned subsidiary of National Financial Partners Corp. (the "Parent"). The Parent has acquired financial services entities (the "Firms") through the execution of certain agreements (the "Merger Agreements"). Individuals (the "Principals") manage the Firms under management agreements (the "Management Agreements") with the Parent. The Parent requires the majority of Principals and Firms to transact all securities related activities through the Company. The revenue earned by the Firms is assigned to the Company under the Merger Agreements and Management Agreements. The Company provides administrative services to the Firms pursuant to administrative services agreements (the "Administrative Services Agreements").

The Firms are financial services entities that distribute insurance, asset management and related services to high net worth individuals and to small or medium size corporations.

2. Significant Accounting Policies

General
The financial statements of the Company are presented on the accrual basis of accounting. The Company does not carry customer accounts or hold funds or securities for customers, but operates as an introducing broker on a fully disclosed basis and forwards all transactions to one of two clearing broker-dealers (the "clearing brokers") or directly to the product fund or carrier.

Administrative Service Fee Income From Affiliates
The Company records administrative service fee income in accordance with the Management Agreements and the Merger Agreements. Such income is derived from the sale of life insurance, estate planning, corporate and executive benefits, financial planning and investment advisory services. Administrative service fee income is recognized when the fees or premiums are received by the Firms or the Principals, pursuant to the Merger Agreements and Management Agreements.

Affiliates Expenses
The Company makes contractual payments to the Firms under the Administrative Services Agreements. The Company incurs management fee expense under the Management Agreements. The Parent pays management fees earned on non-securities transactions to the Principals, or entities owned by the Principals, and the Company reimburses the Parent. Management fees earned by the Principals on securities transactions are paid directly to the Principals by the Company.

Securities Transactions
Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Customer accounts are held by the clearing brokers or other unaffiliated financial institutions.

Securities owned are stated at quoted market values and represent securities positions owned by the Company as a result of trades executed on behalf of customers, which are subsequently not honored by the customers. In addition, the Company holds certain securities that are not readily marketable and have no quoted market or cannot be sold because of other arrangements, restrictions, or conditions applicable to the Company. Securities owned are included in other assets in the accompanying Statement of Financial Condition.

Income Taxes
The accounts of the Company are included in the consolidated federal income tax return filed by the Parent. The provision for income tax is calculated on a separate return basis. The amount of current federal tax or benefit calculated is either remitted to or received from the Parent and is included in payable to affiliates in the accompanying Statement of Financial Condition. State income tax is paid directly by the Parent on the Company's behalf and is included in payable to affiliates in the accompanying Statement of Financial Condition. Deferred tax assets or liabilities are computed based on the difference between the financial statements and income tax bases of assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include investments in money market mutual funds.

Cash segregated in compliance with Federal and other regulations
Cash segregated in compliance with Federal and other regulations represents deposits the Company intends to use for the customer refunds described in Note 10, "Commitments and Contingencies."

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Deposits Held by Clearing Brokers

Under the terms of the clearing agreements between the Company and the clearing brokers, the Company is required to maintain a certain level of cash on deposit with the clearing brokers. Should the clearing brokers suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing brokers. Included in other assets on the Statement of Financial Condition is $160,000 of funds on deposit with the clearing brokers and a clearing organization.

4. Income Taxes

The provision for income taxes is composed of the following items:

Current	
Federal	$ 22,893,693
State	(2,566,057)
	20,327,636
Deferred	-
	$ 20,327,636

The Company's effective tax rate on pretax income differs from the United States federal tax rate of 35% due principally to state taxes. At December 31, 2004, the Company had no current taxes payable. The Company had no significant deferred income tax assets or liabilities at December 31, 2004. The decline in the state tax rate in 2004 resulted from benefits obtained through state tax planning initiatives, which also resulted in a refund of state taxes related to a prior year. The current state tax provision is comprised of current state income tax expense of $115,299 and the benefit received from a refund related to the prior year in the amount of $2,681,356.

5. Related Party Transactions

The Company has extensive transactions and relationships with affiliate Companies. Because of these relationships, the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

The Company has an expense agreement with NFP Insurance Services, Inc. ("NFPISI"), a wholly owned subsidiary of the Parent, in which NFPISI pays overhead expenses of the Company, including compensation and benefits, occupancy, advertising and promotional, communications and data processing and other expenses. The Company reimburses NFPISI for such expenses. At December 31, 2004, an amount payable to NFPISI of $2,219,826 is included in payable to affiliates in the accompanying Statement of Financial Condition. In addition, the Company receives other income and pays certain marketing expenses to NFPISI under a marketing support allowance agreement.

Administrative service fees of $235,768,585 were paid and expensed in accordance with the Administrative Services Agreements in 2004. The Company has recognized $119,693,742 in

management fee expense based on the earnings recognized in administrative services fee income during 2004. The Parent allocated costs of $22,548,505 to the Company for services provided during the year. The Statement of Financial Condition includes $3,790,630 of receivables and $34,164,787 of payables related to the Administrative Services Agreements and Management Agreements, respectively. These amounts are included in the receivable from affiliates and payable to affiliates in the accompanying Statement of Financial Condition.

6. Distributions to Parent

During 2004, the Company made distributions to its Parent in the amount of $43,000,000, including $11,000,000 from additional paid in capital which was the amount in excess of accumulated earnings at the time paid. As a registered securities broker-dealer, SEC Rule 15c3-1 requires the Company to provide written notice to its regulator for any such dividend or capital distribution should certain criteria be met. The regulator may prohibit the Company from making future cash dividend payments to the Parent if the resulting reduction to shareholder's equity would meet or exceed the defined criteria. The Company's management does not anticipate any future restrictions on dividends or capital distributions.

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital of $23,747,944 was $20,903,130 in excess of its required net capital of $2,844,814. The Company's ratio of aggregate indebtedness to net capital was 1.80 to 1 as of December 31, 2004.

8. Retirement Plan

Effective January 1, 2001, the Parent established the National Financial Partners Corp. 401(k) Plan ("the Plan") under Section 401(k) of the Internal Revenue Code. Eligible employees of the Company may participate in the Plan established by the Parent. To be eligible, employees must have reached the age of 21 and completed three months of service. The Company matches employee contributions at a rate of fifty percent, up to six percent of eligible compensation. The Company paid $92,516 in employer contributions for the year ended December 31, 2004.

9. Credit Risk and Financial Guarantees

The Company maintains its cash in bank depository accounts, which, at times, may exceed federally insured limits. The Company selects depository institutions based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts. At December 31, 2004 approximately 90% of cash and cash equivalents were held at a single institution.

The Company clears securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from counterparties

failure to fulfill their contractual obligations. This right applies to all trades executed through the clearing brokers, and therefore the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has recorded no liabilities with regard to the right.

The Company is further exposed to credit risk for commissions receivable from the clearing brokers and other unaffiliated institutions. Such credit risk is generally limited to the amount of receivable from brokers, dealers, and clearing organizations.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

10. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Management believes that, other than the matter described above, there are no claims or matters pending against the Company, which would have a material impact on the Company's financial position, results of operations or cash flows.